UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Arcus ASA

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Kingdom of Norway

(Jurisdiction of Subject Company’s Incorporation or Organization)

Altia Plc

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Sigmund Toth

Arcus ASA

Destilleriveien 11

1481 Hagan

Norway

+47 9924 82 32

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Thomas Heinonen

Altia Plc

Kaapeliaukio 1

00180 Helsinki

Finland

and

Reuven B. Young

Davis Polk & Wardwell London LLP

5 Aldermanbury Square

London EC2V 7HR

United Kingdom

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description
1.1	Altia Plc inside information release regarding the joint announcement of the Board of Directors of Altia Plc and Arcus ASA that they have entered into a combination agreement including Summary of Altia’s and Arcus’ Financial Information, dated September 29, 2020*
1.2	Arcus Plc stock exchange release regarding the joint announcement of the Board of Directors of Altia Plc and Arcus ASA that they have entered into a combination agreement in, dated September 29, 2020*
1.3	Merger Plan (annex 1 to Exhibit No. 1.1 and annex 2 to Exhibit 1.2, respectively), dated September 29, 2020*
1.4	Annex 3A to Merger Plan (Exhibit 1.3), dated September 29, 2020*
1.5	Annex 3B to Merger Plan (Exhibit 1.3), dated September 29, 2020**
1.6	Altia Plc stock exchange release on the proposals by the Shareholders’ Nomination Board of Altia to the Extraordinary General Meeting resolving on the merger between Altia Plc and Arcus ASA, dated September 29, 2020*
1.7	Presentation of the merger, dated September 29, 2020**
1.8	Webcast presentation material and abbreviated presentation, dated September 29, 2020***
1.9	Altia Plc notice of the extraordinary general meeting, dated October 2, 2020, including proxy form and independent expert’s statement to the EGM of shareholders of Altia Plc****
1.10	Proposals of the Board of Directors of Altia Plc to the EGM convening on 12 November 2020****
1.11	Merger report of the Board of Directors of Altia Oyj****
1.12	Statement by the Board of Directors on the events that have occurred after the half-year report 1 January 2020 – 30 June 2020 that have an essential effect on the state of Altia Oyj, dated September 29, 2020****
1.13	Arcus ASA notice of the extraordinary general meeting, dated October 2, 2020, including notice of attendance, proxy form and English translation of independent expert’s statement on merger plan of Arcus ASA****

1.14	Merger report from the board of directors of Arcus ASA****
1.15	Statement by the Board of Directors on the events that have occurred after the half-year report 1 January 2020 – 30 June 2020 that have an essential effect on the state of Arcus ASA, dated September 29, 2020****
1.16	Altia Plc stock exchange release regarding the prospectus approval, dated October 23, 2020
1.17	Arcus ASA stock exchange release regarding the prospectus approval, dated October 23, 2020
1.18	Prospectus dated October 23, 2020
* Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated September 30, 2020.
** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated September 30, 2020.
*** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated October 1, 2020.
**** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated October 5, 2020.

Item 2. Informational Legends

A legend complying with Rule 802 under the Securities Act of 1933, as amended, has been included in the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

(1)	On September 30, 2020, Altia Plc filed an irrevocable consent and power of attorney Form F-X with the Securities and Exchange Commission.

(2)	N/A

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kari Kilpinen	/s/ Kirsi Lehtola
(Signature)

Kari Kilpinen	Kirsi Lehtola
(SVP, Finland&Exports)	Senior Vice President, Human Resources
(Name and Title)

October 26, 2020
(Date)

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